                                                                   APPENDIX B

                  [ALVIN L. DAHL & ASSOCIATES, PC LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
And Stockholders
Unicorp, Inc.
2800 Post Oak, Suite 5260
Houston, Texas

We have audited the accompanying consolidated balance sheet of Unicorp, Inc. and subsidiaries as of December 31, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion of this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also incudes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Unicorp, Inc. as of December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in note 10 to the financial statement, the Company has a history of recurring losses from operations, has been dormant for several years, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in notes 5 and 10. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.



/s/ ALVIN L. DAHL & ASSOCIATES, PC
ALVIN L. DAHL & Associates, PC

January 28, 1998

Dallas, Texas

                                 UNICORP, INC.

                                 BALANCE SHEET

                     FOR THE YEARS ENDED DECEMBER 31, 1997


                                    ASSETS
                                                      1997
                                                  -----------
Current Assets:

    Cash                                                    0

    Total Current Assets                                    0

Property, Plant & Equipment                                 0
                                                  -----------
    Total Assets                                            0

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

    Accounts Payable                              $     7,500
                                                  -----------
    Total Current Liabilities                           7,500

Stockholders' Equity:

Common Stock                                          163,780
    50,000,000 shares authorized, 16,377,951
    issued and outstanding, par value $0.01

Paid In Capital                                     2,932,474

Retained Earnings (deficit) (Notes 9 & 10)        $(3,103,754)
                                                  -----------
Total Liabilities & Stockholders' Equity                    0

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT

                                  UNICORP, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                             AS OF DECEMBER 31, 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation. The consolidated financial statement includes the accounts of the Company and its subsidiaries. Intercompany transactions and accounts are eliminated.

Cash Equivalents. Holdings of highly liquid investments with maturity of three months or less when purchased are considered to be cash equivalents.

Inventories. Inventories are valued at the lower of cost or market.

Property, Plant, and Equipment. Property, plant, and equipment are valued at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method based on estimated useful lives. Betterments and large renewals, which extend the life of the asset, are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Sales. Income is recognized in the financial statements (and the customer billed) when products are shipped.

Income Taxes. The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Primary Earnings Per Share are based upon 16,377,951 weighted average shares of common stock outstanding. No effect has been given to common stock equivalents since none are outstanding.

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.128 Earnings Per Share effective for financial statement periods ending after December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock.

NOTE 2. OPERATIONS AND SUBSIDIARIES

The company was incorporated in the State of Nevada on May 8, 1981. In 1988, the Stockholders voted to change the name to "Unicorp, Inc." In 1992, the Company ceased active operations; However, the president personally continued to pay state corporate fees to keep the corporations in good standing. During its active life, the Company was an oil and gas operator and a medical insurance claims processor through its wholly owned subsidiaries.

The Company owns one (1) subsidiary: Med-X Systems, Inc. (90% owned), and has evidence of ownership of two (2) additional subsidiaries: Texas Nevada Oil & Gas Company, and Whitsitt Oil Company, Inc. All are currently inactive with no known assets or liabilities. Whitsitt Oil and Texas Nevada continued to operate for a period after the parent ceased day to. day operations. The oil and gas operations were liquidated and the proceeds as well as the income from the oil & gas leases was used to pay accounts payable and day to day operating expenses.

Since the subsidiaries were inactive and the oil and gas operations have previously been liquidated, the subsidiaries are given no value in the financial statements. The Company has not been able to locate stock certificates evidencing ownership of two of its subsidiaries: Whitsitt Oil Company, Inc. and Texas Nevada Oil & Gas Company. The Company will take the necessary actions in the future to prove ownership of these subsidiaries.

NOTE 3. INCOME TAXES

The Company uses the accrual method of accounting for tax and financial reporting purposes. At December 31, 1997, the Company had net operating loss carryforwards for financial and tax reporting purposes of approximately $3,000,000. These carryforwards expire through the year 2005, and are further subject to provisions of the Internal Revenue Code, Section 382. Pursuant to Statement of Financial Accounting Standards No.109, the Company has recognized a deferred tax asset attributable to the net operating loss carryover, which has been fully offset by a valuation allowance in the same amount.

                Loss Carry Forward Expirations
       1998              $   619,398
       1999              $   483,096
       2000              $   442,083
       2001              $   280,604
       2002              $   238,837
       2003              $   377,905
       2004              $   353,886
       2005              $    91,588
                         $ 2,887,397
Valuation allowance      $(2,887,397)



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NOTE 4. RELATED PARTY TRANSACTIONS

Before ceasing daily operations, the former President advanced funds to the Company to cover operating expenses. These funds are not reflected on the balance sheet as a note payable. Additionally, the former President has advanced personal funds on the Company's behalf to keep the Company and Subsidiary Corporations in "good standing" with State authorities. These advances were forgiven in 1991.

NOTE 5. COMMITMENTS/SUBSEQUENT EVENTS

On December 15, 1997, the Company entered an agreement and plan of reorganization with The Laissez-Faire Group, Inc., a Texas Corporation and L. Mychal Jefferson II, its stockholder. This agreement requires the Company (Unicorp, Inc.) to acquire The Laissez-Faire Group, Inc. in an exchange of common stock. The Board of Directors approved this on December 31, 1997 with a closing date to be established in 1998.

Subsequent to the balance sheet date, the Company, as required by the aforementioned reorganization agreement, entered a commitment to purchase the oil distribution business of Sellers Petroleum ("Sellers") of Yuma, Arizona. Expected consideration for purchase is $7,000,000. The Company is also pursuing an agreement to purchase a refinery located at the Valverde refurbishment facility in Houston, Texas and a refinery and site, located in Nixon, Texas. The Company is currently seeking financing necessary to consummate these purchases.

Subsequent to the balance sheet date, the Company has committed to purchase approximately 58,000 tons of Fluid Catalytic Catalyst (Zeolite) in exchange for 420,000 shares of Class A common stock and $5,800,000 of $100 Par Series A Callable Preferred stock. A sale of 20,571 tons of the Zeolite has been arranged in exchange for collateralized notes and commercial paper equaling $5,000,000. The sale is contingent closing of the Laissez-Faire transaction.

NOTE 6. STOCKHOLDERS' EQUITY

At December 31, 1997, the number of authorized and issued Common Shares outstanding and the related par value and dividends paid are as follows:

                                                1997
                                                ----
Common Stock authorized                      50,000,000
Common Stock issued                          16,377,951
Common Stock outstanding                     16,377,951
Common Stock, per share par value          $       0.01
Cash dividends paid on common stock                   0

At the January 20, 1998 Director's meeting, a proposal was approved to reverse split the Company's common stock on a 273 to 1 basis as required by the plan of reorganization and agreement with The Laissez-Faire Group, Inc. The Company also voted to amend its charter to issue (i) one hundred million (100,000,000) shares of Class A voting common stock having a par value of $0.01 per share (ii) fifty million (50,000,000) shares of Class B non-voting common stock, having a par value of $0.01 per share (iii) ten million (10,000,000) shares of Class C voting common stock having a par value of $0.01 per share and (iv) twenty-five million (25,000,000) shares of Series A preferred stock, having a par value of $100.00 per share.

NOTE 7. YEAR 2000 ISSUES

The Company currently has no computer systems. It is anticipated that any future purchases of computer hardware or software will be evaluated to eliminate any potential Year 2000 problems. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that applicable have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

NOTE 8. OMISSION OF INCOME STATEMENT AND STATEMENT OF CASH FLOWS

The Company has not had any business activity since 1991. Expenses advanced by the former President were nominal and we're advanced to keep the Company and its Subsidiaries current with the respective State Government authorities. Since there was no income, only nominal expenses, which were advanced by a related party; the Income Statement, and Statement of Cash Flows has been omitted from this presentation.

NOTE 9. MINORITY INTEREST IN MED EX

The Company's Subsidiary, Med Ex, operated for one year (1988) and contributed approximately $25,160 of positive net income to the Company's retained earnings for that year. The ten-percent minority interest amounts to $2,516 and is deemed not material to the financial statement.

NOTE 10. GOING CONCERN ISSUES

The accompanying financial statement was prepared assuming that the Company would begin new operations as a going concern. The Company has a history of operating losses during the period 1988 through 1992; and, as of the balance sheet date, has no business activity. Although management has made commitments; and agreements have been entered into subsequent to the balance sheet date (see note 5), no assurances can be given that the new "start up" will be successful. If the agreements and commitments, which have been made by management, are not completed during 1998, the Company will have no on-going business activities or operations.